179 John Street, 8th Floor, Toronto, Ontario M5T 1X4
(t) 416.595.0000 | (f) 416.595.6444 | www.points.com

VIA FACSIMILE AND EDGAR

July 13, 2007

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:

Daniel Gordon
Branch Chief

Re:

Points International Ltd.
Form 40-F for the year ended December 31, 2006
Filed 3/29/07
File No. 000-51509

Dear Mr. Gordon

We are writing to respond to the comments set forth in the comment letter, dated April 25, 2007 (the “Comment Letter”), of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) relating to Form 40-F for Fiscal Year Ended December 31, 2006 filed by Points International Ltd. (the “Company”) on March 29, 2007 (the “Form 40-F”).

For your convenience, the text of the Staff’s comments is set forth below and is followed by the Company’s responses to such comments.  Capitalized terms in the Form 40-F and used in the following response without definition shall have the meanings specified in the Form 40-F.

Form 40-F for the year ended December 31, 2006

Disclosure Controls and Procedures, page 5

1.

We note that you use the word “adequate” to describe management’s conclusions regarding your company’s disclosure controls and procedures.  Please advise us of management’s conclusions regarding whether or not the disclosure controls and procedures were found to be “effective.”  In future filings including any amendments please use the appropriate effectiveness language when disclosing management’s conclusions regarding the disclosure controls and procedures.

As of December 31, 2006, under the supervision and with the participation of the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a−15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)).  Based on such evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2007

The Company hereby confirms that it will disclose in future filings (including any amendments) whether its officers have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Points International Ltd. 2006 Annual Report

Management’s Discussion & Analysis

Results of Operations – General and Administration Expenses

Sales Commissions and Expenses, page 24

2.

You disclose that certain products have revenue sharing arrangements with your non-loyalty partners that are fixed each month and do not vary directly with revenues.  Please provide us with more details regarding these arrangements and please tell us how you determined that it was more appropriate to present the revenues earned from these arrangements on a gross basis rather than net.  For reference, please see EITF 99-19.

The primary example of revenue earned from revenue sharing agreements are agreements the Company entered into with a third-party auction software provider to provide an auction website for the Company’s loyalty partners.  Such agreements provide that the loyalty partners are charged a fixed monthly ongoing fee for monthly hosting, maintenance, and transaction processing.  The company determined that it should report this revenue on a gross basis using the criteria under EITF 99-19 as follows:

•

Primary Obligor: The Company provides integration services whereby a loyalty partner’s system will be linked to the third-party’s platform, a significant task requiring expertise.  In addition, the Company is responsible for ongoing reconciliation, reporting, and managing the accounts payable and receivable.  If the loyalty partners are dissatisfied with the operation of the auction product, the loyalty customers deal directly with the Company.  Therefore, the Company has the primary obligation to fulfill the service.

•

Latitude in Establishing Price: The Company negotiates pricing terms with each loyalty partner without any input from the third-party auction software provider.  Therefore, the Company has the risks and rewards of a principal in the transaction.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2007

•

Involved in the Determination of Service Specifications: The Company works with the loyalty partner to determine the partner’s needs, and then uses this information to build the product specifications.  The Company works with the loyalty partner to determine integration specifications.  The third-party works with the loyalty partner to determine the auction site layout.  The Company is, as a principal, involved in determination of services offered.

•

Credit Risk: The Company assumes credit risk for the amount of the fee billed to the loyalty partner.  The Company is responsible for collecting the sales price from the loyalty partner.  Therefore, the Company has the credit risk of a principal to the transaction.

In summary, we determined that it was appropriate to present the revenue earned from these arrangements on a gross basis.

Results of Operations – Non-cash Expenses

Amortization Expenses, page 25

3.

You disclose that you defer charges incurred in respect of certain financings and charge them to income on a straight-line basis.  Please tell us if the amortization using the straight-line method approximates the amortization that would be recorded if you used the effective interest method.

The majority of deferred costs do not consist of charges from financings.  In fact, only 12% of the deferred costs relates to costs from financing.  Accordingly, the effective interest rate method does not apply to the other 88% of deferred costs.  Therefore, the amortization using the straight-line method would not be materially different from the amortization that would be recorded if the Company used the effective interest method.  If the Company’s financing costs become material in the future, the Company will consider the impact of using the effective interest method and disclose accordingly.

4.

You disclose that you issued 2,196,635 common shares to American Airlines as consideration of the value of the Alignment Agreement; thus, it appears that you issued these shares as an inducement to enter into a specific agreement/ arrangement.  Please confirm to us that the five-year amortization period is equal to the contract term and also tell us how you determined that it was appropriate to record the amortization of this deferred cost as an expense rather than as a reduction to revenues.

In order to fully understand the reasons for entering into the Alignment Agreement, it is important to clarify the business environment in which the Company operated at the time.  In 2003, Points.com continued to be a relatively new business still trying to attract a critical mass of key partners.  American Airlines (“AA”), on the other hand, operated the world’s largest loyalty program with almost 45 million members at the time.  AA was an innovator and market-leader in the loyalty program business; therefore, securing AA as a long-term strategic partner facilitated signing additional partners to the business easier.  Furthermore, having AA as a partner also enhanced the overall business value proposition for exchange partners as it provided them a large new base of members who could exchange points for their products/services.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2007

To maintain AA as a long-term strategic partner, the Company entered into the Alignment Agreement with AA to continue to engage and reward AA for its support of the business both since the Company’s inception and on a going–forward basis.  AA was a key launch partner for the Company at its inception in 2001.  The Alignment Agreement, which does not have a term, called for AA to sell for the nominal sum of $1 the share purchase warrants in Points.com (a private company) it received in 2001.  In recognition of the revised commercial relationship between the parties and the agreement to transfer and assign such warrants to the Company, the Company issued 2,196,635 common shares of the Company to AA on August 27, 2003.  Concurrent with the signing of the Alignment Agreement, two additional business agreements were signed with AA that represented extensions of existing arrangements.  Both of these extensions had terms expiring 4 1/3 years from the date of signing.

The costs of issuing the shares have not been recorded as a reduction to revenues because the Company was not purchasing a specific revenue stream, but rather securing a mutually beneficial business relationship with a key strategic partner that assisted the Company in gaining industry credibility.  This beneficial relationship is evidenced by the fact that the Company has successfully leveraged the AA relationship to increase its partner base by 120% since August 2003.  Additionally, based on the strength of the relationship formed by the Alignment Agreement, the Company and AA have since completed additional commercial arrangements for other products.  The Company considered the cost of the share issuance to be a cost of building a critical mass of partners to ensure the long-term success of the business.  For the reasons outlined above, the costs were deferred and amortized over an expected benefit period of 5 years.  The amortization period is not tied to the term of any specific agreement or revenue stream.

Liquidity

EBITDA, page 28

5.

We note your presentation of subtotal ‘Loss – Before interest, amortization and other items’ on the face of the financial statements, which appears to be a non-GAAP measure.  We also note your presentation of EBITDA throughout the MD&A.  Please advise us how you considered CSA Staff Notice 52-306 in presenting this non-GAAP measure on the face of your financial statements.

With respect to CSA Staff Notice 52-306, the Company advises the Staff that the Company previously has had correspondence with the Ontario Securities Commission (the “OSC”) regarding the Company’s presentation of the subtotal “Loss – Before interest, amortization and other items” (“LBIAO”) on the face of the financial statements.  The OSC did not object to the Company’s position that LBIAO was a naturally occurring subtotal in the financial statements.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2007

With respect to the Company’s use of “EBITDA” in the Company’s MD&A in relation to CSA Staff Notice 52-306, the Company explicitly stated that it does not have any standardized meaning and is therefore unlikely to be comparable to other issuers.  The Company also explained in its MD&A (on page 28 thereof) why it provides useful information to investors and how management uses it.  The most comparable GAAP financial measure would be cash flows provided by operating activities, which is given equal prominence to EBITDA because it is clearly included in the GAAP financial statements.  As for an explicit reconciliation of EBITDA to cash flows from operating activities, please refer to our response to the Staff’s Comment #6 below.

6.

Furthermore, it appears that you use EBITDA as a measure of liquidity; in this regard, ‘cash flows provided by (used in) operating activities’ is the most comparable GAAP measure.  In future filings, please reconcile EBITDA to cash flows provided by (used in) operating activities.

The Company confirms that it will reconcile EBITDA to cash flows provided by (used in) operating activities in future filings.

Long-Term Liabilities and Commitments, page 32

7.

You disclose that you purchase miles and points from partners at predetermined rates as part of the contractual requirements of certain commercial agreements.  You also disclose that you record these purchases as an asset (i.e., prepaid expense) until expensed as marketing expenditures in the period of use.  Please tell us specifically how you use these miles/points and the accounting guidance that you are relying upon to determine the proper accounting treatment while you hold the miles/points.  Furthermore, your website, points.com, offers a sign-up bonus to customers that obtain a membership to your website; if these miles/points are given to customers as sign-up bonuses, please tell us what consideration you gave to amortizing these miles/points over the life of the membership as a reduction of revenue since it appears that the issuance of these miles/points represents an inducement to the customer to enter into a membership.

The miles and points purchased as part of the contractual requirements of certain commercial agreements are recorded as an asset until expensed as marketing expenditures in the period of use.  These miles/points are used as a marketing promotion (contractually, these miles/points can not be re-sold) to encourage users to sign-up on our Points.com website and become registered users.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2007

In determining the proper accounting treatment while the Company holds these miles/points, we considered Concepts Statement 6, paragraph 172, which states “Future economic benefit is the essence of an asset”, in combination with paragraph 173 of Concepts Statement 6 which states that “the most obvious evidence of future economic benefit is a market price”.  Miles/points have a market price, as evidenced by the fact that one of the solutions we provide our partners allows them to sell their miles/points to end consumers.  As such, the Company determined that the miles/points should be carried as an asset while we hold them as they are in the nature of a prepaid expense.

The Company determined that amortization would not be appropriate for the following reasons:

•

Points.com users register for free and the registration applicability has an indefinite term.  As such, there is generally no specific registration-fee revenue to match the cost of miles/points against and no clear timetable to use as an amortization basis;

•

Historically, Points.com registered users have a very low rate of conversion to becoming transacting members, and as such, do not generate revenue for the Company.  Thus, in the large majority there is no revenue to match the expense against.

As a result, the miles/points are not an inducement to enter a contract that will generate future revenues, but simply a promotion to encourage people to sign-up on the Company’s website which does not directly generate identifiable revenue.

Note 2 – Significant Accounting Policies

b) Revenue Recognition, page 46

8.

You disclose that nonrefundable partner sign up fees with no fixed term, and for which your company is under no further obligations, are recognized as revenue when received.  Please specifically tell us what these fees are for (i.e.  the terms of the arrangement entered into) and how you determined that the revenue is earned upon receipt.

There were no nonrefundable partner sign-up fees for which the Company was under no further obligations in either 2005 or 2006.  In future filings we will include a note substantially as follows: “Partner sign-up fees for initial set-up costs are recognized as revenue on a percentage of completion basis.”

9.

Furthermore, you disclose on page 14 that you recognize revenues from nonrefundable partner sign up fees for which your company is under no further obligations on a “percentage-of-completion” basis.  Please reconcile this statement to the one on page 46 where you disclose that you recognize these fees when received.

Such revenues are fees for initial set-up and development work.  This statement should read very similar to the proposed wording of the additional note mentioned in #8.  We will make this change in future filings.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2007

10.

You disclose on page 15 that technology design, development, and maintenance revenues are recorded on a “percentage-of-completion” basis.  Please clarify how you earn the maintenance revenues and over what period you are obligated to perform these maintenance services.  Furthermore, please clarify if you earn maintenance revenues separately from hosting/management fees when you operate the solutions that you design for your partners.

The “maintenance” term used on page 15 does not refer to a blanket maintenance agreement and payment, but rather to specific maintenance work (such as change orders) for which the Company bills separately and specifically for each change order.  The percentage-of-completion basis is appropriate as the payment relates to a specific project, not blanket coverage of a particular time-frame, and is recorded as earned based on inputs such as time (per AICPA SOP 81-1).

We confirm that such maintenance revenues are separate from monthly hosting/management fees when the Company operates the solutions the Company designs for its partners.

d) Short-term Investments, page 47

11.

You disclose that your short-term investments include investments that have durations of longer than 90 days and that you account for them at the lower of cost and net realizable value.  Please specifically tell us if these investments are debt or equity securities and, pursuant to SFAS 115, tell us if these investments are trading, available-for-sale, or held-to-maturity securities.  Please also tell us how you considered these securities in your reconciliation to US GAAP.

The short-term investments set forth in the Company’s 2005 financial statements were interest-bearing debt securities.  Pursuant to SFAS 115, such investments were held-to-maturity securities and were reported at amortized cost.  The Company’s accounting policy descriptions will be amended in future filings in the U.S. GAAP reconciliation note.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2007

j) Translation of Foreign Currency, page 48

12.

You disclose that the results of your foreign operations are translated using the temporal method.  In this regard, it does not appear that your accounting policy is consistent with US GAAP as described in SFAS 52.  Please tell us what consideration you gave to including an adjustment in your US GAAP reconciliation regarding translation of foreign currency.  Please specifically address your treatment of fixed assets and also whether the translation adjustments are included in determining your earnings.

The Company has determined that the Canadian dollar is its functional currency.  The Company has two foreign subsidiaries, neither of which the Company considers to be self-sustaining foreign operations.  These subsidiaries do not have material capital assets recorded in their financial statements.  The provisions of SFAS 52 are not materially different from applicable Canadian GAAP.  Accordingly, there is no reconciling item.  Any translation adjustments are recorded in earnings.

Note 10 – Capital Stock

Common Shares, page 55

13.

You disclose that 784,641 and 274,600 options previously issued to Points.com Inc. founders, employees, directors, and advisors were exercised in Points.com Inc. and put to your company at fair market value for 1,964,664 and 687,570 of your company’s common shares in 2005 and 2006, respectively.  However, based on the amounts you disclosed in the chart above ($555,870 for the 2005 transaction and $195,987 for the 2006 transaction), it does not appear that the common shares were issued at fair market value since the price per share appears to have been around $0.28.  Please explain in detail how the exercise of the options and the simultaneous puts to your company for common shares were recorded.  Please also tell us the accounting guidance that you relied upon in recording these transactions.

The exercised options were recorded as share capital on the Company’s balance sheet at a valuation of the sum of the proceeds from exercise plus the Black-Scholes valuation previously recognized as an employment expense.

When the Points.com (a private company) options were issued, the options had expected future liquidity because management’s plan was to take the company public.  That plan subsequently changed, however, when the corporate reorganization was announced such that Points.com became a wholly owned-subsidiary of a public company.  This left the option holders with an instrument with no liquidity.  The creation of the put to the Company (a public company) was necessary to maintain the option holders’ expected future liquidity.  Representatives of different stakeholders negotiated at arm’s length a fair market value conversion rate (which was subsequently confirmed by the Board of Directors) at which the shares underlying the Points.com options were to be put for shares of the Company upon exercise.  Therefore, the modification of the agreement from Points.com shares into shares of the Company was done so that the terms were no more or less favorable than the original terms.  Under the guidance relevant at the time, paragraph 35 of FAS 123 states that “a modification of the terms of an award that makes it more valuable shall be treated as an exchange of the original award for a new award”.  Thus, the amendment was not treated as an exchange of the original award for a new award as the exchange did not create more value for the options holders.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2007

Note 11 – Options and Warrants

e) Warrants of Points.com Inc., page 59

14.

You disclose that Points.com Inc. has issued or committed to issue 2,848,050 warrants to airline partners that expire on April 1, 2007 and that each warrant entitles the holder to acquire one common share of Points.com Inc. with an exercise price of US$1.96.  Please tell why these warrants were issued (i.e. as fees, as an inducement to enter into a contract, etc.) and how you accounted for these transactions.

The warrants of Points.com (a private company), referred to above, were issued to partners to encourage them to become initial launch partners.  The agreements to issue such warrants were executed in April 2001 at the inception of the Points.com business.  As part of early stage commercial consideration, the Company did not account for such transactions as it was impractical to value the warrants of the private company.  The warrants were deemed impractical to value because the underlying shares were in a private company, there was no liquidity mechanism, there was no historical financial information to predict future performance, and there were no comparable public companies operating in the same line of business.

Note 14 – MilePoint Inc. Acquisition, page 62

15.

You disclose on page 33 that the four million common shares were issued into escrow on closing and were released to MilePoint in four unequal tranches over two years; you also disclose that the release of the common shares from escrow was completed on March 31, 2006.  Please tell us if the release of these shares was contingent on any event occurring.  If so, please provide us with the details of the escrow arrangement.

We advise the Staff that the release to MilePoint of the four million common shares of the Company that were issued into escrow on closing was not contingent on the occurrence of any event.

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2007

16.

You also disclose on page 33 that to date, professional fees of approximately $420,000 and payments for transition services of $671,653 have been incurred in the transaction and have been capitalized and included in the cost of the purchase.  Please provide us with a breakout of these costs since it is not clear to us that these costs are direct costs of the acquisition that should have been capitalized under US GAAP.  In Exhibit 99.3 of your 40-F filed on August 30, 2005, you disclosed that you and MilePoint are party to a Transition Services Agreement (TSA) whereby MilePoint employees and resources continued to support the products and partner relationships after the acquisition.  Under the TSA, you agreed to reimburse MilePoint for expenses incurred in providing transition services.  Furthermore, you disclosed that you entered into a consulting agreement with MilePoint and one of its senior business development principals and that the consultant was going to focus on supporting existing relationships and selling Points Solutions to existing and new partners.  Generally, it is not appropriate to include integration or transition costs in the cost of the purchase.  Please explain.

The $420,000 of legal costs were incurred due to the MilePoint acquisition.  Such costs were incremental and related directly to the acquisition.  The $671,653 capitalized as part of the MilePoint asset acquisition is comprised of $94,572 of executive consulting integration services and $577,081 of contracted technical services.  Milepoint was, in effect, acting as an outside consultant since MilePoint and its employees were not part of the asset acquisition.  Fees paid were direct costs because the technical services related directly to the combination of the assets of MilePoint and the Company, and incremental because they would not have been incurred without the business combination.  Upon consideration of paragraph 24 and Appendix A8 of SFAS No. 141, the Company capitalized these costs as they were incremental and directly related to the business combination.

For clarification, we advise the Staff that the cost of the consultant for his time selling Points Solutions was expensed as it was unrelated to the acquisition.

17.

You disclose that you allocated the cost of the MilePoint acquisition to other intangibles, contracts with partners, and goodwill.  Please tell us what consideration you gave to allocating some of the purchase price to other customer-related intangibles, other than the contracts with partners.  Please specifically tell us if you acquired a customer list made up of MilePoint.com customers and/or any other customer relationships that were not contract-based.

The Company acquired the customer list of MilePoint.com.  Other than contracts with partners, the only other customer-related intangible that the Company could identify was the customer list.  It was management’s best estimate at the time that the acquired customer list was worth C$225,000 (this is the amount recorded as Intangibles on page 62).

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2007

Note 19 – Segmented Information

a) Reportable Segments, page 65

18.

You disclose that you only have one operating segment; however, based on your discussion throughout your MD&A, it appears that you may manage your business based on two segments, Points.com and Points.com Business Solutions.  Please tell us how you determined that Points.com and Points.com Business Solutions were not two operating segments.

We advise the Staff that while the Company has two streams of revenue, the chief operating decision makers (i.e. the CEO, the President, and the CFO) manage the business as a whole because Points.com and Points.com Business Solutions represent one interrelated business.

•

Financial information is prepared and analyzed only on a company-wide basis.  While the chief operating decision makers do review reports detailing the various revenue streams, most of the expenses of the Company are not identifiable to either stream of revenue.  We submit that the only method to assign most expenses to one of the revenue streams would be through an arbitrary allocation that would not be useful for decision-making.

•

The streams of revenue are often linked (e.g. a partnership sign-up fee and custom web design fees may be part of the same contract).  Furthermore, custom services for loyalty partners under Points.com Business Solutions are directed to the individual consumer members of the loyalty programs.  The custom services allow the individual consumer members to obtain greater value from their loyalty points, or make it more convenient for them to access their loyalty points, which provided indirect benefits to the loyalty partner.

•

There are no specific segment managers.  Rather, the same executives monitor and manage Points.com and Points.com Business Solutions on an aggregate basis.

Therefore, the Company determined that there is one operating and reportable segment.

_______________________________________

United States Securities and Exchange Commission
Division of Corporation Finance
July 13, 2007

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the contents of this letter, please do not hesitate to contact me at (416) 596-6382.

Very truly yours,

  /S/  Anthony Lam

Anthony Lam, CA

Chief Financial Officer

cc:  Jessica Barberich
                       Securities and Exchange Commission